Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 615 – 800 West Pender Street Vancouver, BC V6C 2V6

Item 2 Date of Material Change

May 15, 2015

Item 3 News Release

The news release was disseminated on May 19, 2015 by way of the facilities of Market News and Canada Stockwatch.

Item 4 Summary of Material Change

The Company announced the approval of the Advance Notice Policy and the approval of the 2015 Stock Option Incentive Plan.

Item 5 Full Description of Material Change

Item 5.1 Full Description of Material Change

The Company announced the results of the Company‟s Annual General and Special Meeting held April 30, 2015 (the “Meeting”).  The shareholders of the Company elected Eugene Beukman, Aman Parmar and Sina Pirooz as directors of the Company for the upcoming year.

The Directors appointed the following officers of the Company:  Arun Nayyar as Chief Executive Officer, Aman Parmar as Chief Financial Officer and Eugene Beukman as Corporate Secretary.

The Company also wishes to announce that further to its news release dated April 2, 2015, shareholders passed a special resolution approving the Advance Notice Policy of the Company and adoption of a new form of the Company‟s Articles which includes provisions requiring advance notice of director nominees from Shareholders and subsequently by the TSX Venture Exchange (the “Exchange”).  The Exchange has advised that it has no objection to the Company‟s new Articles which includes the advance notice provision.  A copy of the Company‟s new Articles has been filed on SEDAR under the Company‟s profile.

The Company also wishes to announce that in accordance with the policies of the TSX Venture Exchange (the “Exchange”) the Company‟s 2015 Stock Option Plan („the “Plan”) was approved by its shareholders at the Annual General and Special Meeting held April 30, 2015, and subsequently by the Exchange on May 15, 2015.  The Company currently has a 10% Rolling Stock Option Plan with 3,730,000 stock options issued and a further 1,687,010  shares reserved for further issuance under the Plan.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Aman Parmar, Chief Financial Officer

Business Telephone: 604 687 2038 Facsimile: 604 687 3141

Item 9 Date of Report

May 19, 2015